NEWS RELEASE

Canarc Resource Terminates Letter of Intent With Respect to a Business Combination with Pan American Goldfields

Vancouver, Canada – May 6, 2014 – Canarc Resource Corp. (“Canarc” or the “Company”) (TSX: CCM, OTC-BB: CRCUF, Frankfurt: CAN) announces that, as a result of its due diligence, it has terminated its letter of intent (the “Letter of Intent”) with Pan American Goldfields Ltd. (“Pan American”) (OTCQX U.S.: MXOM) with respect to a business combination.

Mr. Catalin Chiloflischi, CEO of Canarc, stated: “As a result of our comprehensive due diligence process completed to date, we have concluded that pursuing the proposed transaction with Pan American is not in the best interest of our shareholders. However, the Company remains prepared and committed to pursue other opportunities that can leverage our team’s mine building and operating expertise with a goal to transition Canarc into a successful producing gold-silver mining company.”

A conference call to discuss Canarc’s plans going forward with shareholders and investors has been scheduled for Wednesday May 7, 2014 at 11.30am PST (2.30pm EST). Please see dialing instructions below.

Conference Call Numbers
Canada & USA Toll Free Dial In: 1 877 881 1303
Outside of Canada & USA call: +1 604 638 5340
Please dial in 5 – 10 min prior to the scheduled start time and simply ask to join your call.

“Catalin Chiloflischi”
____________________
Catalin Chiloflischi, CEO
CANARC RESOURCE CORP.

About Canarc Resource Corp. - Canarc is a growth-oriented, gold exploration and mining company listed on the TSX (CCM) and the OTC-BB (CRCUF).  The Company is currently seeking a partner to advance its core asset, the 1.1 million oz, high grade, underground, New Polaris gold mine project in British Columbia, to feasibility.  Canarc is also seeking to acquire an operating or pre-production gold mine in the Americas.

For More Information - Please contact:
Catalin Chiloflischi, CEO
Toll Free: 1-877-684-9700 Tel: (604) 685-9700 Fax: (604) 685-9744
Email: info@canarc.net  Website: www.canarc.net

Cautionary Note Regarding Forward-Looking Statements
This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Statements contained in this news release that are not historical facts are forward-looking information that involves known and unknown risks and uncertainties. Forward-looking statements in this news release include, but are not limited to, statements with respect to the merits of the mineral properties of Canarc , the future performance of Canarc , mineral resource estimates and the Company's plans and exploration programs for its mineral properties, including the timing of such plans and programs. In certain cases, forward-looking statements can be identified by the use of words such as "plans", "has proven", "expects" or "does not expect", "is expected", "potential", "appears", "budget", "scheduled", "estimates", "forecasts", "at least", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will be taken", "occur" or "be achieved".

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such risks and other factors include, among others, uncertainties inherent in the estimation of mineral resources; commodity prices; changes in general economic conditions; market sentiment; currency exchange rates; the Company's ability to continue as a going concern; the Company's ability to raise funds through equity financings; risks inherent in mineral exploration; risks related to operations in foreign countries; future prices of metals; failure of equipment or processes to operate as anticipated; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals; government regulation of mining operations; environmental risks; title disputes or claims; limitations on insurance coverage and the timing and possible outcome of litigation. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, do not place undue reliance on forward-looking statements. All statements are made as of the date of this news release and the Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Forward-looking statements are based on assumptions that the Company believes to be reasonable, including expectations regarding the merits of the mineral properties of the Company, the accuracy of the mineral resource estimates of the Company, mineral exploration and development costs; expected trends in mineral prices and currency exchange rates; that the Company's activities will be in accordance with the Company's public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained and that there will be no significant disruptions affecting the Company or its properties.